STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

July 20, 2007

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:    EnerJex Resources, Inc.

       Your Letter of July 13, 2007

         Registration Statement on Form SB-2

         Filed on June 26, 2007

         File No. 333-144036

Dear Mr. Schwall:

This correspondence is in response to your letter dated July 13, 2007 in reference to our filing of the Form SB-2 on behalf of EnerJex Resources, Inc. ("EnerJex"), your File Number 333-144036.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form SB-2/A-1.

General

1.    We note that you and your CFO have "mutually terminated" his employment. Supplementally, please tell us the reasons for his termination.

EnerJex resources, Inc./SEC 1st Comment response

July 20, 2007

Response:

We filed a Form 8-K on June 29, 2007 disclosing the departure of Mr. Bart as our Chief Financial Officer. The Separation Agreement with Mr. Bart was filed as an exhibit to the Form 8-K. We are not aware of any disagreement Mr. Bart may have with us on any matter relating to our operations, policies or practices. Mr. Bart's prior experience surrounded working in an environment with a large accounting staff, as we are a small public company Mr. Bart was largely dependent on himself with minor administrative support. Further, we also needed to engage outside consultants to assist with our SEC reporting requirements, which increased our overall expenses. Our board of directors, through discussions with executive management and Mr. Bart, evaluated the overall expenses paid for accounting, reporting, and related services and decided the expenses of a full-time CFO and the other accounting-related consultants exceeded the budgeted forecasts for earnings over the next few quarters. Therefore, we mutually agreed with Mr. Bart to terminate his services as our CFO.

Signature Page

2.    The Form SB-2 must be signed by both your principal financial officer, and controller or principal accounting officer. In your next amendment, please have the persons acting in those capacities sign the registration statement.

Response:

We have amended our document to include the signature of Steve Cochennet as EnerJex's principal financial officer and principal accounting officer.

Exhibit 5.1

3.    Please obtain and file as an exhibit a revised legal opinion. The one you have filed is addressed to your Board of Directors and is limited to their use. We refer you to the first sentence of the penultimate paragraph of the opinion. Purchasers of the securities must also be able to rely on the opinion.

Response:

We have obtained and filed as an exhibit a revised legal opinion to address your comment.

Please advise if we can be of any further assistance.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

/rv